UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TherapeuticsMD, Inc.

(Name of Subject Company)

TherapeuticsMD, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Hugh O’Dowd

Chief Executive Officer

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, FL 33431

Telephone: (561) 961-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Marlan Walker General Counsel TherapeuticsMD, Inc. 951 Yamato Road, Suite 220 Boca Raton, FL 33431 Telephone: (561) 961-1900	Joshua M. Samek, Esq. J.A. Glaccum, Esq. DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, Florida 33131 Telephone: (305) 423-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by TherapeuticsMD, Inc., a Nevada corporation (the “Company,” “TherapeuticsMD,” “we,” “our” or “us”), with the Securities and Exchange Commission on June 13, 2022 (as amended on June 29, 2022, the “Schedule 14D-9”), relating to the cash tender offer by Athene Merger Sub, Inc. (“Merger Sub”), a Nevada corporation and wholly-owned subsidiary of Athene Parent, Inc., a Nevada Corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $10.00 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 27, 2022, by and among the Company, Parent and Merger Sub, the Offer to Purchase, dated as of June 6, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The subsection of Item 2 of the Schedule 14D-9 entitled “Tender Offer and Merger” is hereby amended as follows:

On page 4, the second full paragraph is amended and restated as follows (new language underlined):

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on June 6, 2022. The Offer ~~shall~~ was initially ~~be~~ scheduled to expire at 12:00 midnight, New York City time, at the end of July 5, 2022 (i.e., one minute after 11:59 p.m., New York City time, on July 5, 2022), the date that ~~is~~ was 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

On July 6, 2022, Purchaser announced an extension of the Offer Expiration Time until one minute after 11:59 p.m., New York City time, on July 12, 2022, unless further extended or earlier terminated in accordance with the Merger Agreement.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(D) to the Schedule TO.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information – Annual and Quarterly Reports.” on page 46:

Extension of the Offer

On July 6, 2022, Purchaser announced an extension of the Offer Expiration Time until one minute after 11:59 p.m., New York City time, on July 12, 2022, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on July 5, 2022.

Parent and Purchaser expect the Offer will be consummated promptly following the Offer Expiration Time (as hereby extended), subject to the satisfaction or waiver of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(D) to the Schedule TO.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by inserting the following Exhibit below (a)(5)(C) as Exhibit (a)(5)(D).

(a)(5)(D)	Press Release issued by EW Healthcare Partners, dated July 6, 2022 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 6, 2022

THERAPEUTICSMD, INC.

By:	/s/ Marlan D. Walker
Marlan D. Walker
Title: General Counsel and Secretary